File Nos. 70-7218
                                                            70-7113


                 SECURITIES AND EXCHANGE COMMISSION

                       Washington, D.C. 20549

                   ------------------------------

                   POST-EFFECTIVE AMENDMENT NO. 36
                                TO
                             FORM U-1
                   -------------------------------

                     APPLICATION OR DECLARATION

                              under the

             PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                * * *
                               AEP CREDIT, INC.
          1616 Woodall Rodgers Freeway, Dallas, Texas 75202
          ------------------------------------------------
         (Name of company or companies filing this statement
             and address of principal executive office)

                                * * *


                AMERICAN ELECTRIC POWER COMPANY, INC.
              1 Riverside  Plaza,  Columbus,  Ohio 43215
               (Name of top  registered holding company
                parent of each applicant or declarant)

                                * * *

           A. A. Pena, Senior Vice President and Treasurer
             American Electric Power Service Corporation
               1 Riverside Plaza, Columbus, Ohio 43215

                   Susan Tomasky, General Counsel
             American Electric Power Service Corporation
               1 Riverside Plaza, Columbus, Ohio 43215
               ---------------------------------------
             (Names and addresses of agents for service)



      American Electric Power Company, Inc. ("AEP"), a New York corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "1935 Act"), and AEP Credit, Inc., formerly known as CSW Credit, Inc., a Texas corporation, an indirect subsidiary of AEP and a wholly-owned non-utility subsidiary of Central and South West Corporation ("CSW"), hereby amend the Form U-1 Application-Declaration in File Nos. 70-7218 and 70-7113 and restate the Application-Declaration in the following respects. In all other respects the Application-Declaration as previously filed and amended will remain the same.


ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTIONS

      By order dated July 19, 1985 in File No. 70-7113 (HCAR No. 23717) (the "Original Order"), the Commission authorized CSW to organize CSW Credit, Inc. (now known as AEP Credit, Inc.) ("Credit") for the purposes of factoring the accounts receivable of the CSW Operating Companies through December 31, 1986. Pursuant to the Original Order, Credit was authorized to borrow up to $320 million and CSW was authorized to make equity investments in Credit up to $80 million.

      By order dated July 31, 1986 in File No. 70-7218 (HCAR No. 24157) (the "1986 Order"), the Commission authorized the expansion of the scope of Credit's permissible activities to include the factoring of receivables of non-associate utilities. To finance these transactions, the Commission authorized Credit to borrow up to an additional $160 million and permitted CSW to make additional equity investments in Credit of up to $40 million to maintain Credit's equity-to-debt capitalization ratio. The 1986 Order also provided that Credit would limit its acquisition of utility receivables from non-associate utilities so that the average amount of such receivables for the preceding 12-month period outstanding as of the end of any calendar month would be less than the average amount of receivables acquired from associated companies outstanding as of the end of each calendar month during the preceding 12-month period (the "50% Restriction").

      By order dated February 8, 1988 in File Nos. 70-7218 and 70-7113 (HCAR No. 24575) (the "1988 Order"), the provisions of the Original Order and the 1986 Order were extended through December 31, 1989, with specified authorized levels of borrowings and related equity investments. Specifically, the Commission authorized Credit to factor accounts receivable of non-associate gas or electric utility companies and borrow up to $320 million and $304 million to finance the factoring of associate and non-associate receivables, respectively. CSW was authorized to make equity investments in Credit of up to an aggregate of $80 million and $76 million in connection with the factoring of associate and non-associate receivables, respectively.

      By order dated December 27, 1989 in File Nos. 70-7218 and 70-7113 (HCAR No. 25009) (the "1989 Order"), the Commission authorized a reduction in Credit's equity-to-debt capitalization from approximately 20% to not less than 15%. In all other respects the previously granted authority was extended through December 31, 1990.

      By order dated August 30, 1990 in File Nos. 70-7218 and 70-7113 (HCAR No. 25138) (the "1990 Order"), the Commission authorized a further reduction in the equity-to-debt capitalization to not less than 5%.

      By order dated December 21, 1990 in File Nos. 70-7218 and 70-7113 (HCAR No. 25228) (the "December 1990 Order"), the Commission extended Credit's existing authority through December 31, 1991.

      By order dated December 24, 1991 in File Nos. 70-7218 and 70-7113 (HCAR No. 25443) (the "1991 order"), the Commission authorized Credit to borrow up to an additional $200 million to finance the factoring of associate receivables. In all other respects, the previously granted authority was extended through December 31, 1992.

      By order dated December 9, 1992 in File Nos. 70-7218 and 70-7113 (HCAR No. 25698) (the "1992 Order"), the Commission extended Credit's existing authority through December 31, 1993.

      By order dated December 21, 1993 in File Nos. 70-7218 and 70-7113 (HCAR No. 25959) (the "1993 Order"), the Commission extended Credit's existing authority through December 31, 1994.

      By order dated December 16, 1994 in File Nos. 70-7218 and 70-7113 (HCAR No. 26190) (the "1994 Order"), the Commission extended Credit's existing authority through December 31, 1995.

      By order dated December 22, 1995 in File Nos. 70-7218 and 70-7113 (HCAR No. 26437) (the "1995 Order"), the Commission extended Credit's existing authority through December 31, 1996.

      By order dated December 13, 1996 in File Nos. 70-7218 and 70-7113 (HCAR No. 26627) (the "1996 Order"), the Commission extended Credit's existing authority through December 31, 2000.

      By order dated March 11, 1997 in File Nos. 70-7281 and 70-7113 (HCAR No. 26684) (the "1997 Order"), the Commission granted limited, temporary relief from the 50% Restriction through December 31, 2000.

      By order dated June 14, 2000 in File No. 70-9381 (HCAR No. 27146) (the "Merger Order"), the Commission authorized Credit to continue, consistent with all the terms and conditions of the foregoing orders and subject to the following: (1) CSW shall transfer, and AEP shall assume, CSW's equity investment authorizations in Credit, and (2) purchases of accounts receivable of AEP's electric utility operating subsidiaries1 by Credit shall be deemed to be purchases of accounts receivable from affiliates. Rule 52(b) exempts the issuance of securities by Credit and Rule 45(b) exempts the contributions of capital to Credit; therefore, the borrowing and equity investment limits stated in the 1996 Order and the 1992 Order are no longer applicable. The amount of borrowings and equity investments will effectively be limited by the 50% Restriction stated in the 1986 Order and the capitalization ratio requirements set forth in the 1990 Order.

      Credit hereby respectfully requests an extension through September 30, 2005 of all previously granted authority pursuant to the original Order, the 1986 order, the 1988 Order, the 1989 Order, the 1990 Order, the December 1990 Order, the 1991 Order, the 1992 Order, the 1993 Order, the 1994 Order, the 1995 Order, the 1996 Order, the 1997 Order and the Merger Order.


ITEM 2.    FEES, COMMISSIONS and EXPENSES

      The fees, commissions and expenses incurred or expected to be incurred in connection with the transactions proposed in this Post-Effective Amendment are estimated not to exceed $2,000, including fees and expenses to be billed at cost by American Electric Power Service Corporation.


ITEM 3.    APPLICABLE STATUTORY PROVISIONS

      Sections 6, 7, 9, 10 and 12 and Rule 45 under the 1935 Act may be applicable with respect to the proposed activities.

      To the extent that the proposed transactions are considered by the Commission to require authorization, approval or exemption under any section of the 1935 Act or provision of the rules or regulations other than those specifically referred to herein, request for such authorization, approval or exemption is hereby made.

                             Compliance with Rule 54

      Rule 54 provides that in determining whether to approve certain transactions other than those involving an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO"), as defined in the 1935 Act, the Commission will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO if Rule 53(a), (b) and (c) are satisfied. All applicable conditions of Rule 53(a) are currently satisfied except for clause (1). As of June 30, 2000, AEP, through its subsidiaries, had an aggregate investment in EWGs and FUCOs of $1,920,829,000. This investment represents approximately 54.2% of $3,544,649,000, the average of the consolidated retained earnings of AEP reported on Forms 10-Q and 10-K for the four consecutive quarters ended June 30, 2000. However, AEP was authorized to invest up to 100% of its consolidated retained earnings in EWGs and FUCOs (HCAR No. 26864, April 27, 1998) (the "100% Order") in File No. 70-9021. Although AEP's aggregate investment exceeds the 50% 'safe harbor' limitation contained in Rule 53, AEP's aggregate investment is below the 100% limitation authorized under the 100% Order.

      As of September 30, 1997, the most recent period for which financial statement information was evaluated in the 100% Order, AEP's consolidated capitalization consisted of 47.4% common and preferred equity and 52.6% debt. As of June 30, 2000, AEP's consolidated capitalization consisted of 36.2% common and preferred equity and 63.8% debt. The requested authorization will have no impact on AEP's consolidated capitalization ratios on a pro forma basis. AEP believes this ratio remains within acceptable ranges and limits. Further, AEP's interests in EWGs and FUCOs have contributed positively to its consolidated earnings.

      AEP will continue to maintain in conformity with United States generally accepted accounting principles and make available the books and records required by Rule 53(a)(2). AEP does, and will continue to, comply with the requirement that no more than 2% of the employees of AEP's electric utility operating subsidiaries shall, at any one time, directly or indirectly, render services to an EWG or FUCO in which AEP directly or indirectly owns an interest, satisfying Rule 53(a)(3). And lastly, AEP will continue to submit a copy of Item 9 and Exhibits G and H of AEP's Form U5S to each of the public service commissions having jurisdiction over the retail rates of AEP's electric utility operating subsidiaries, satisfying Rule 53(a)(4). Rule 53(c) is inapplicable by its terms because the proposals contained herein do not involve the issue and sale of securities (including any guarantees) to finance an acquisition of an EWG or FUCO.

      Rule 53(b). (i) Neither AEP nor any subsidiary of AEP is the subject of any pending bankruptcy or similar proceeding; (ii) AEP's average consolidated retained earnings for the four most recent quarterly periods ($3,544,649,000) represented an increase of approximately $40,644,000 (or 1.2%) in the average consolidated retained earnings from the previous four quarterly periods ($1,693,698,000); and (iii) for the fiscal year ended December 31, 1999, AEP did not report operating losses attributable to AEP's direct or indirect investments in EWGs and FUCOs.

      As noted, AEP was authorized to invest up to 100% of its consolidated retained earnings in EWGs and FUCOs. In connection with its consideration of AEP's application for the 100% Order, the Commission reviewed AEP's procedures for evaluating EWG or FUCO investments. Based on projected financial ratios and on procedures and conditions established to limit the risks to AEP involved with investments in EWGs and FUCOs, the Commission determined that permitting AEP to invest up to 100% of its consolidated retained earnings in EWGs and FUCOs would not have a substantial adverse impact upon the financial integrity of the AEP, nor would it have an adverse impact on any of its electric utility operating subsidiaries or their customers, or on the ability of state commissions to protect the electric utility operating subsidiaries or their customers.


      ITEM 4.   REGULATORY APPROVAL

      No  Federal  or State  commission  or  regulatory  body,  other  than this
Commission,   has  jurisdiction   over  the  proposed   transactions  for  which
authorization is requested herein.


      ITEM 5.   PROCEDURE

      It is requested, pursuant to Rule 23(c) of the Rules and Regulations of the Commission, that the Commission's order granting, and permitting to become effective this Post-Effective Amendment No. 36 be issued on or before October 12, 2000. AEP waives any recommended decision by a hearing officer of or by any other responsible officer of the Commission and waives the 30-day waiting period between the issuance of the Commission's order and the date it is to become effective, since it is desired that the Commission's order, when issued, becomes effective forthwith. AEP consents to the Office of Public Utility Regulation assisting in the preparation of the Commission's decision and/or order in this matter, unless the Office opposes the matter covered by this Post-Effective Amendment No. 36.


      ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS

      (a)  Exhibits:

Exhibit B-1 Form of Purchase and Agency Agreements executed with AEP subsidiary companies dated June 16, 2000 (to be filed by amendment)

Exhibit B-2 Form of Amended Purchase and Agency Agreements executed with CSW subsidiary companies dated June 16, 2000 (to be filed by amendment)

Exhibit F       Opinion of Counsel  (to be filed by amendment)

Exhibit G       Form of Notice

(b)   Financial statements:

Consolidated balance sheet of AEP at June 30, 2000. (Incorporated by reference from AEP's Form 10-Q for the year ended June 30, 2000, File No. 1-3525.)


ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS

      As described in Item 1, the proposed transactions are of a routine and strictly financial nature in the ordinary course of AEP's business. Accordingly, the Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment. No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.


                                    SIGNATURE

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

                          AMERICAN ELECTRIC POWER COMPANY, INC.
                          AEP CREDIT, INC.


                          By: /s/   A. A. Pena
                                   A. A. Pena
                                    Treasurer


Dated:  September 11, 2000



                                                                       Exhibit G


                      UNITED STATES OF AMERICA
                             before the
                 SECURITIES AND EXCHANGE COMMISSION


PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
Release No.          /October   , 2000


----------------------------------------
                                        :
In the Matter of                        :
                                        :
AMERICAN ELECTRIC POWER COMPANY, INC.   :
AEP CREDIT, INC.                        :
1 Riverside Plaza                       :
Columbus, Ohio 43215                    :
70-7113                                 :
70-7218                                 :
----------------------------------------:

      American Electric Power Company, Inc. ("AEP"), a New York corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "1935 Act") and CSW Credit, Inc. ("Credit"), an indirect subsidiary of AEP and a wholly-owned non-utility subsidiary of CSW, have filed a post-effective amendment to their application-declaration previously filed and amended pursuant to the Public Utility Holding Company Act of 1935, as amended ("1935 Act"), designating Sections 6, 7, 9, 10 and 12 of the 1935 Act and Rule 45 thereunder as applicable to the proposed transaction.

      By order dated July 31, 1986 in File No. 70-7218 (HCAR No. 24157) (the "1986 Order"), the Commission authorized the expansion of the scope of Credit's permissible activities to include the factoring of receivables of non-associate utilities. To finance these transactions, the Commission authorized Credit to borrow up to an additional $160 million and permitted CSW to make additional equity investments in Credit of up to $40 million to maintain Credit's equity-to-debt capitalization ratio. The 1986 Order also provided that Credit would limit its acquisition of utility receivables from non-associate utilities so that the average amount of such receivables for the preceding 12-month period outstanding as of the end of any calendar month would be less than the average amount of receivables acquired from associated companies outstanding as of the end of each calendar month during the preceding 12-month period (the "50% Restriction").

      By order dated February 8, 1988 in File Nos. 70-7218 and 70-7113 (HCAR No. 24575) (the "1988 Order"), the provisions of the Original Order and the 1986 Order were extended through December 31, 1989, with specified authorized levels of borrowings and related equity investments. Specifically, the Commission authorized Credit to factor accounts receivable of non-associate gas or electric utility companies and borrow up to $320 million and $304 million to finance the factoring of associate and non-associate receivables, respectively. CSW was authorized to make equity investments in Credit of up to an aggregate of $80 million and $76 million in connection with the factoring of associate and non-associate receivables, respectively.

      By order dated December 27, 1989 in File Nos. 70-7218 and 70-7113 (HCAR No. 25009) (the "1989 Order"), the Commission authorized a reduction in Credit's equity-to-debt capitalization from approximately 20% to not less than 15%. In all other respects the previously granted authority was extended through December 31, 1990.

      By order dated August 30, 1990 in File Nos. 70-7218 and 70-7113 (HCAR No. 25138) (the "1990 Order"), the Commission authorized a further reduction in the equity-to-debt capitalization to not less than 5%.

      By order dated December 21, 1990 in File Nos. 70-7218 and 70-7113 (HCAR No. 25228) (the "December 1990 Order"), the Commission extended Credit's existing authority through December 31, 1991.

      By order dated December 24, 1991 in File Nos. 70-7218 and 70-7113 (HCAR No. 25443) (the "1991 order"), the Commission authorized Credit to borrow up to an additional $200 million to finance the factoring of associate receivables. In all other respects, the previously granted authority was extended through December 31, 1992.

      By order dated December 9, 1992 in File Nos. 70-7218 and 70-7113 (HCAR No. 25698) (the "1992 Order"), the Commission extended Credit's existing authority through December 31, 1993.

      By order dated December 21, 1993 in File Nos. 70-7218 and 70-7113 (HCAR No. 25959) (the "1993 Order"), the Commission extended Credit's existing authority through December 31, 1994.

      By order dated December 16, 1994 in File Nos. 70-7218 and 70-7113 (HCAR No. 26190) (the "1994 Order"), the Commission extended Credit's existing authority through December 31, 1995.

      By order dated December 22, 1995 in File Nos. 70-7218 and 70-7113 (HCAR No. 26437) (the "1995 Order"), the Commission extended Credit's existing authority through December 31, 1996.

      By order dated December 13, 1996 in File Nos. 70-7218 and 70-7113 (HCAR No. 26627) (the "1996 Order"), the Commission extended Credit's existing authority through December 31, 2000.

      By order dated March 11, 1997 in File Nos. 70-7281 and 70-7113 (HCAR No. 26684) (the "1997 Order"), the Commission granted limited, temporary relief from the 50% Restriction through December 31, 2000.

      By order dated June 14, 2000 in File No. 70-9381 (HCAR No. 27146) (the "Merger Order"), the Commission authorized Credit to continue, consistent with all the terms and conditions of the foregoing orders and subject to the following: (1) CSW shall transfer, and AEP shall assume, CSW's equity investment authorizations in Credit, and (2) purchases of accounts receivable of AEP's electric utility operating subsidiaries2 by Credit shall be deemed to be purchases of accounts receivable from affiliates. Rule 52(b) exempts the issuance of securities by Credit and Rule 45(b) exempts the contributions of capital to Credit; therefore, the borrowing and equity investment limits stated in the 1996 Order and the 1992 Order are no longer applicable. The amount of borrowings and equity investments will effectively be limited by the 50% Restriction stated in the 1986 Order and the capitalization ratio requirements set forth in the 1990 Order.

      Credit hereby respectfully requests an extension through September 30, 2005 of all previously granted authority pursuant to the original Order, the 1986 order, the 1988 Order, the 1989 Order, the 1990 Order, the December 1990 Order, the 1991 Order, the 1992 Order, the 1993 Order, the 1994 Order, the 1995 Order, the 1996 Order, the 1997 Order and the Merger Order.

      The Application or Declaration and any amendments thereto are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by October __, 2000 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the applicants at the addresses specified above. Proof of service (by affidavit or, in case of any attorney at law, by certificate) should be filed with the request. Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the Application or Declaration, as filed or as it may be amended, may be permitted to become effective.

      For the Commission, by the Division of Investment Management, pursuant to delegated authority.



--------
1 Electric utility operating subsidiaries of AEP include AEP Generating Company, Appalachian Power Company, Columbus Southern Power Company, Kentucky Power Company, Kingsport Power Company, Indiana Michigan Power Company, Ohio Power Company and Wheeling Power Company.
2 Electric utility operating subsidiaries of AEP include AEP Generating Company, Appalachian Power Company, Columbus Southern Power Company, Kentucky Power Company, Kingsport Power Company, Indiana Michigan Power Company, Ohio Power Company and Wheeling Power Company.